NOTE: PORTIONS OF THIS LETTER ARE THE SUBJECT OF A
CONFIDENTIAL TREATMENT REQUEST BY THE REGISTRANT TO THE
SECURITIES AND EXCHANGE COMMISSION. SUCH PORTIONS HAVE BEEN
REDACTED AND ARE MARKED WITH A “[****]” IN PLACE OF THE REDACTED LANGUAGE.

Colt Defense LLC
547 New Park Avenue
West Hartford, Connecticut 06110
March 31, 2011

Jay Ingram
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re:	Colt Defense LLC and Colt Finance Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed February 11, 2011 File No. 333-171547
Dear Mr. Ingram:
     Reference is made to (x) your letter dated February 25, 2011 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Amendment No.1 to the Registration Statement on Form S-4 filed on February 11, 2011 (the “Amendment”) by Colt Defense LLC and Colt Finance Corp. (together, the “Company”), with the Commission and (y) the Company’s response letter dated as of March 31, 2011 (the “Response Letter”) containing certain responses from the Company to the Comment Letter, which was filed with the Commission on March 31, 2011.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Amendment. The Company acknowledges that comments of the Staff regarding the Amendment or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In accordance with the Response Letter, the Company hereby supplements the responses set forth therein as follows:
Contractual Obligations and Commitments, page 46
I.	Please provide us with a comprehensive discussion of your Industrial Cooperation Agreements, explaining the material terms, conditions, and quantitative information necessary for an understanding of your obligations, including:

     (a)   Please explain what you mean by a “net obligation of $27 million,” with regard to your Industrial Cooperation Agreements. Describe what the obligation represents, how you arrived at the amount, and the nature and amounts of the individual items combined and netted to arrive at the amount.
     (b)   Quantify each major category of obligations outstanding at the latest balance sheet, e.g., obligations to purchase goods or services from a specific source, obligations for direct investment in the country, obligations to transfer manufacturing technology, etc. Quantify the amount of obligation that may be settled by transferring credits and the amount that must be fulfilled.
     (c)   Tell us the number of Industrial Cooperation Agreements and similar contracts and identify the foreign governments. Tell us the number of underlying sales contracts and provide an expanded discussion of how the sales contracts relate to the cooperation agreements.
     (d)   Define “offset obligations,” as used in this disclosure. Provide us with a general understanding of the assumptions used to arrive at an accrual of $.1 million from a “net obligation” of $27 million
     (e)   Your accrual is based on an “open market purchase for the balance of (your) outstanding obligations.” Clarify whether the accrual of $.l million at October 3, 2010, represents the cost of resolving all outstanding obligations by trading them to other parties holding credits, with the exception of obligations where the material purchase or other satisfaction has been planned and, if necessary, accrued. Explain how you have addressed obligations that cannot be traded and must be fulfilled.
     A. Response:
Summary:
Offset purchase commitments are also referred to as industrial cooperation agreements (“cooperation agreement”). Cooperation agreements are commonplace in our industry and arise in the normal course of doing business as a defense contractor. More specifically, in conjunction with sales to foreign departments of defense, such countries may commonly stipulate that a defense contractor endeavor to make offsetting purchases (i.e. typically the use of local vendors or similar sourced spending for manufacture, development, marketing of products, etc.). Although there are no specified monetary penalties for non-compliance with our current offset purchase commitments, the lack of cooperation may reduce or eliminate future opportunities to contract with the country.
The Company accounts for any incremental costs associated with the cooperation agreements as a cost of product. Accordingly, the Company accrues for these costs concurrent with product shipment and related revenue recognition.
Background:
The offset purchase commitment is a commitment by a defense contractor to endeavor over a specified period of time to invest either through purchases and/or through other investment in the customer’s country for the purpose of broadening the country’s technical capabilities, expanding its markets, economy and/or enhancing employment.

As of October 3, 2010 and December 31, 2010, we have offset purchase commitments with two countries, [****], namely with the [****]. We have 5-6 years to identify, spend and receive approval of programs to reduce the offset purchase commitment in order for us to remain a defense contractor eligible to receive future awards of contracts from the country.
Although there are no specific monetary penalties for non-compliance with our existing offset purchase commitments, lack of cooperation may reduce or eliminate future opportunities to contract with the country and therefore we have disclosed the existence of our offset purchase commitments in a footnote to the contractual and commitments table as a subset of the purchase commitments disclosure.
     (f)    In addition, as we endeavor to meet our offset purchase commitments, we track and monitor the remaining offset purchase commitment. The offset purchase commitments are typically satisfied via routine spending within the geography (which is the more common practice). Alternatively, should a contractor be unable to satisfy the stipulated purchase commitment, there is an ability to “trade” credits with other contractors for nominal amounts, typically 3-5% of the amount to be settled (consistent with our December 31, 2010 estimate). The above estimates are reflective of our actual historical experience in settling our offset commitments. Please see pages 13-14, 44 and F-26 of Amendment No. 2 for revised disclosure clarifying the offset purchase commitments and the related risk factor.
     (a)    [****]
The total offset purchase commitment is 100% of the value of the sales contract signed in March [****], which is approximately [****], and is based on the value shipped under the contract to date. The term of the cooperation agreement for the offset purchase commitment is six years, or by [****]. As of December 31, 2010, we had shipped approximately [****] million of the total sales contract value. As of December 31, 2010 we have received [****] of offset purchases of approximately [****]. We also have probable planned spending of an additional [****] which the Company has evaluated as an eligible qualifying offset to the offset purchase commitment. As our approved claims and planned activities exceed our offset purchase commitment to date, we did not have any net offset purchase commitment balance or a reserve as of December 31, 2010 for the [****].
     (b)    [****]
The total offset purchase commitment is 100% of the value of sales contracts signed to date and is based on the value shipped under the contract to date. [****] sales orders have been received as of December 31, 2010 with a total offset purchase commitment [****]. The term of the offset agreement [****]. As of December 31, 2010, we have shipped approximately [****] million of the total sales contract value. As of December 31, 2010, we have received [****] approval of offset of [****]. We also have probable planned spending of an additional [****] which the Company has evaluated as an eligible qualifying offset to the offset purchase commitment. As of December 31, 2010 the net offset purchase commitment was [****] and we have recorded an accrual of CAD $0.4 million, or $0.4 million.
     (g)    Total Accrual:
As of October 3, 2010, we had an accrual of $0.8 million, as per our response to Question #10 in your comment letter dated February 1, 2011. The amount referenced in our S-4 filing was incorrect. This accrual for the estimated cost to settle our net offset purchase commitments decreased to $0.4 million as of December 31, 2010, primarily due to an increase in probable planned spending in [****].
a.	Please explain what you mean by a “net obligation of $27 million,” with regard to your Industrial Cooperation Agreements. Describe what the obligation represents, how you arrived at the amount, and the nature and amounts of the individual items combined and netted to arrive at the amount.
The term “obligation” or “offset obligation” has been revised to “purchase commitment,” “offset commitment” or “offset purchase commitment” to better reflect the true nature of the arrangement. Our net offset purchase commitment is the total amount of offset included within the offset cooperation agreement, reduced for purchases and other probable planned satisfaction plans (i.e., planned spending) under the cooperation agreement that either have been approved by the applicable offset authority or that we have evaluated as eligible for approval.
b.	Quantify each major category of obligations outstanding at the latest balance sheet, e.g., obligations to purchase goods or services from a specific source, obligations for direct investment in the country, obligations to transfer manufacturing technology, etc. Quantify the amount of obligation that may be settled by transferring credits and the amount that must be fulfilled.
Please see [****] above for the total net offset purchase commitment as of December 31, 2010. [****] offset contracts do not require a specific amount of direct spending or indirect spending by category. Each purchase that we claim as eligible for recognition by the applicable offset authority must be approved by the offset authority before it will reduce the offset purchase commitment under the agreement. A “multiplier” may be applied to certain categories of purchase that are being incentivized by the customer country, allowing those purchases to reduce the offset commitment on greater than a one-for-one basis. (e.g., research and development spending versus raw material purchases).
c.	Tell us the number of Industrial Cooperation Agreements and similar contracts and identify the foreign governments. Tell us the number of underlying sales contracts and provide an expanded discussion of how the sales contracts relate to the cooperation agreements.
Please see Summary, [****] above.
d.	Define “offset obligations,” as used in this disclosure. Provide us with a general understanding of the assumptions used to arrive at an accrual of $.1 million from a “net obligation” of $27 million
The term “obligation” or “offset obligation” has been revised to “purchase commitment,” “offset commitment” or “offset purchase commitment” based on the nature of the arrangement. Please see Summary and Total Accrual above related to the estimate process and accrual.
e.	Your accrual is based on an “open market purchase for the balance of (your) outstanding obligations.” Clarify whether the accrual of $.l million at October 3, 2010, represents the cost of resolving all outstanding obligations by trading them to other parties holding credits, with the exception of obligations where the material purchase or other satisfaction has been planned and, if necessary, accrued. Explain how you have addressed obligations that cannot be traded and must be fulfilled.

Our accrual as of December 31, 2010 of $0.4 million represents the estimated cost of settling the net offset purchase commitment after considering our purchases and other probable satisfaction plans. Our offset purchase commitments are limited to [****], which both have established guidelines for offset reduction. We currently do not have any offset purchase commitments that cannot be traded.
     We believe that we have fully responded to your comments. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to contact me at (860) 244-1511 (phone) or (860) 244-1335 (facsimile).
[Remainder of page intentionally left blank]

NOTE: PORTIONS OF THIS LETTER ARE THE SUBJECT OF A
CONFIDENTIAL TREATMENT REQUEST BY THE REGISTRANT TO THE
SECURITIES AND EXCHANGE COMMISSION. SUCH PORTIONS HAVE BEEN
REDACTED AND ARE MARKED WITH A “[****]” IN PLACE OF THE REDACTED LANGUAGE.

Sincerely,
/s/ Gerald R. Dinkel
Gerald R. Dinkel
Chief Executive Officer and Manager

cc:	Jeffrey Grody Cynthia McNickle William J. Miller, Esq. (Via facsimile 212/378-2500) Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005